Filed by Kansas City

Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

(Commission File No. 001-04717)

Date: March 22, 2021

“PLAIN VANILLA” VOTING TRUST PROCESS Voting trusts are a well-established way for railroads to merge. “Plain vanilla” trusts like the one CP and KCS will use allow the acquiring company (here CP) to purchase the shares of the acquired company (here KCS) and place those shares into trust while the STB determines whether CP’s proposed control of KCS is in the public interest. While KCS is in trust, the power to vote KCS’s shares is held by an independent trustee and CP is insulated from prematurely controlling KCS. Canadian Pacific Railway (“CP”) / Kansas City Southern Voting Trust is formed by CP (“KCS”) Transaction announcement Submission of the Voting Trust Agreement for review by Surface Transportation Board Staff Until acquisition of shares by CP, KCS continues to be publicly traded on NYSE under KSU ticker symbol After CP and KCS shareholders approve the Transaction and other customary closing conditions are satisfied (including potential review of the Voting Trust itself) Each KCS share will be exchanged for USD $90 in cash and 0.489 of a CP share KCS family of companies will remain intact (with no management changes) and independently pursue its growth-minded business plan 100% of equity of KCS’s successor company is placed in Voting Trust and held by Trustee If STB approves CP control, CP seeks approval from the STB to control KCS; If STB rejects CP control, the voting trust will No premature the trust will divest terminate and CP will implementation of merger KCS shares in a manner acquire voting rights before STB final approval approved by the STB and control of KCS

FORWARD-LOOKING STATEMENTS AND INFORMATION This news release includes certain forward looking statements and forward looking information (collectively, FLI) to provide Kansas City Southern and Canadian Pacific shareholders and potential investors with information about Kansas City Southern, Canadian Pacific and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Kansas City Southern, Canadian Pacific and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the combined company’s scale; financial growth; future business prospects and performance; future shareholder returns; cash flows and enhanced margins; synergies; leadership and governance structure; and office and headquarter locations. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of Canadian Pacific’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the Canadian Pacific share price which may negatively impact the value of consideration offered to Kansas City Southern shareholders; the ability of management of Canadian Pacific, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and México; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and México; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Méxican government of Kansas City Southern de México, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by Kansas City Southern and Canadian Pacific with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT Canadian Pacific will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Kansas City Southern that also constitutes a prospectus of Canadian Pacific, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Kansas City Southern. Canadian Pacific will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to Canadian Pacific shareholders. INVESTORS AND SHAREHOLDERS OF KANSAS CITY SOUTHERN AND CANADIAN PACIFIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KANSAS CITY SOUTHERN, CANADIAN PACIFIC, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Canadian Pacific and Kansas City Southern with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Kansas City Southern online at www.investors.kcsouthern.com, upon written request delivered to Kansas City Southern at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling Kansas City Southern’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by Canadian Pacific online at investor.cpr.ca and www.sedar.com, upon written request delivered to Canadian Pacific at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling Canadian Pacific at 1-403-319-7000. You may also read and copy any reports, statements and other information filed by Kansas City Southern and Canadian Pacific with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, Kansas City Southern, Canadian Pacific, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Kansas City Southern’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Information about Canadian Pacific’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.